Exhibit 99.1

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	April 30, 2004	January 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$37,686	$36,864
Restricted cash	555	1,211
Accounts receivable, net of allowance for doubtful accounts of $1,438 and $1,595 respectively	7,730	9,800
Inventories	855	824
Value added taxes	308	471
Prepaid expenses and other assets	3,027	2,706

Total current assets	50,161	51,876
Property and equipment, net	856	988
Other non-current assets	3,783	3,994
Goodwill, net of accumulated amortization and impairment of $84,471 at April 30, 2004 and January 31, 2004 respectively	7,459	7,459

Total assets	$62,259	$64,317

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,145	$4,804
Accrued payroll and related expenses	1,276	1,864
Other accrued liabilities	5,215	5,699
Value added taxes	559	819
Warranty reserve	342	356
Deferred revenue	9,664	8,739

Total current liabilities	20,201	22,281

Non-current liabilities:
Capital leases due after more than one year	25	84
Government grants repayable and related loans	152	157
Provision for lease abandonment	360	441

Total noncurrent liabilities	537	682

Series B preference shares, $0.0027 par value 10,000,000 authorized; None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value 100,000,000 shares authorized; 30,747,493 and 30,596,755 shares issued and outstanding at April 30, 2004 and January 31, 2004 respectively)	84	83
Additional paid-in capital	246,116	245,965
Treasury shares (189,082 and 254,508 at April 30, 2004 and January 31, 2004 respectively)	(199)	(268)
Accumulated deficit	(202,091)	(202,175)
Accumulated other comprehensive loss	(2,389)	(2,251)

Total shareholders’ equity	41,521	41,354

Total liabilities and shareholders’ equity	$62,259	$64,317

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended April 30,
	2004	2003
Revenue:
Product	$3,600	$2,573
License	5,421	5,490
Service	3,346	2,158

Total Revenue	12,367	10,221

Cost of revenue:
Product	2,235	2,019
License	937	1,360
Service	1,423	1,544

Total Cost of Revenue	4,595	4,923

Gross Margin	7,772	5,298

Operating expenses:
Research & development	2,178	1,938
Sales & marketing	2,237	2,292
General & administrative	2,968	2,871
Restructuring charge	306	—
Amortization of purchased intangible assets	211	98
Adjustment of acquisition liabilities	(249)	—
Adjustment of acquisition deferred consideration	—	(1,149)
Stock compensation	101	14

Total operating expenses	7,752	6,064

Income (loss) from operations	20	(766)
Interest income, net	82	100
Exchange loss, net	(18)	(4)

Income (loss) before provision for income taxes	84	(670)
Provision for income taxes	—	—

Net income (loss)	$84	$(670)

Basic net income (loss) per Ordinary Share	$0.00	$(0.02)

Shares used in computing basic net income (loss) per Ordinary Share	30,676,240	30,396,080

Diluted net income (loss) per Ordinary Share	$0.00	$(0.02)

Shares used in computing diluted net income (loss) per Ordinary Share	31,474,350	30,396,080

Basic net income (loss) per equivalent ADS	$0.01	$(0.04)

Diluted net income (loss) per equivalent ADS	$0.01	$(0.04)

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended April 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$84	$(670)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	434	834
Stock compensation	101	14
Effect of changes in foreign currency exchange rates	(176)	(124)
Changes in operating assets and liabilities:
Reductions to restricted cash deposits	656	(552)
Inventories	(60)	1,173
Accounts receivable	1,922	473
Prepaid expenses and other assets	(384)	(188)
Value added tax receivable	155	(213)
Accounts payable	(1,580)	(738)
Accrued payroll and related expenses	(560)	(297)
Deferred revenues	1,065	1,207
Value added tax payable	(250)	(300)
Warranty reserve	—	(97)
Government grants repayable and related loans	—	(395)
Other accrued liabilities	(67)	(1,724)

Net cash provided by (used in) operating activities	1,340	(1,597)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(144)	(288)
Payments relating to acquisitions	(362)	(1,119)

Net cash used in investing activities	(476)	(1,407)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(96)	(53)
Issuance of ordinary shares	130	27
Repurchase of ordinary shares	—	(454)
Expense of share issue	(10)	—
Proceeds under bank overdraft facility	—	857

Net cash provided by financing activities	24	377

Net increase/(decrease) in cash and cash equivalents	888	(2,627)
Effect of exchange rate changes on cash and cash equivalents	(66)	70
Cash and cash equivalents at beginning of period	36,864	42,559

Cash and cash equivalents at end of period	$37,686	$40,002

Supplemental disclosure of cash flow information
Interest paid	$11	$23

Taxes paid	$212	$1

Supplemental disclosure of non-cash flow information
Acquisition of property and equipment under capital leases	$—	$87